SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                             Commission File Number 0-14841
                                                                    ------------

                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K   |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q   |_| Form N-SAR

               For Period Ended: March 31, 1999
                                 -----------------------------

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               ---------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

                  Franklin Electronic Publishers, Incorporated
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                            Full Name of Registrant

                                      N/A
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                           Former Name if Applicable

                               One Franklin Plaza
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           Address of Principal Executive Office (Street and Number)

                       Burlington, New Jersey 08016-4907
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |_| Yes |_| No


|X| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|_| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on
    |     or before the 15th calendar day following the prescribed due date; or
    |     the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
|_| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

                                    PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Registrant recently named a new Chief Operating Officer and an Interim Chief Financial Officer. Since assuming their new roles they have been conducting a review of operations which will have a significant and material effect on the Company's financial statements and footnotes to Form 10K for the year ended March 31, 1999. The review of operations has now been completed, and the Form 10K should be filed within the grace period provided for under Rule 12b-25. SEC 1344(8-89) (Attach Extra Sheets if Needed)

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Gregory J. Winsky                                 609          386-2500
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       (Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See the Company's press release dated June 29, 1999, which is attached hereto as Exhibit A.

                  Franklin Electronic Publishers, Incorporated
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.


Date June 29, 1999                By /s/
     -----------------------         -------------------------------------------
                                     Arnold D. Levitt
                                     Acting Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                                                       EXHIBIT A

FOR IMMEDIATE RELEASE

CONTACT:    Gregory J. Winsky
            Senior Vice President
            Franklin Electronic Publishers, Inc.
            (609) 386-2500

                            FRANKLIN YEAR END RESULTS

Burlington, New Jersey - June 29, 1999 -- Franklin Electronic Publishers, Inc. (NYSE:FEP) today announced that sales for the fiscal year ended March 31, 1999 were up by 4% to $103,793,000 from $100,240,000 last year. The loss for the fiscal year was $30,191,000, or $3.81 per share, as compared with earnings for the year ended March 31, 1998 of $1,429,000, or $.18 per share. For the fiscal year, sales of reference products were $72,164,000 compared to $79,033,000 last year, sales of the REX product line were $15,673,000 compared to $10,152,000 last year, and sales of ROLODEX(R) Electronics products were $13,778,000 compared to $11,055,000 last year. In addition, the current fiscal year includes sales of $2,178,000 by the Company's new Voice Powered Technology subsidiary. The results of operations reflect a decline in operating income of approximately $35 million from March 31, 1998 to March 31, 1999, which was primarily the result of an inventory writedown of $13.5 million, a writedown of royalty advances of $6.0 million, planned increases in advertising expenditures of $5.4 million, increased price protection of $3.9 million, the writeoff of $2.3 million of receivables including a receivable due from Service Merchandise of $1.8 million, and restructuring charges, including costs of changes in management, of $2.4 million. Approximately half of the operating income decline was related to the REX product line.

For the three months ended March 31, 1999, sales were $16,161,000, after provisions for price protection of $2,905,000, compared with $21,828,000 in the same period last year. The loss for the quarter was $21,417,000 or $2.73 per share, as compared with a loss of $867,000, or $0.11 per share, last year. The sales decline related to disappointing sales of the REX product line, including REX price protection credits, and lower sales of reference products in anticipation of the release in late June 1999 of the Company's upgraded reference product line.

The Company is currently evaluating its strategies with respect to the REX product line. The Company questions whether it has adequate financing to continue to bring out new models on a yearly basis and in general to properly market the line. The Company is also evaluating its strategy with respect to the Franklin Rocket eBook(TM) product line. Management is disappointed with the initial sales of the product and questions Franklin's ability to continue its participation in this product line in light of current retail prices.

The Company has been conducting a review of its operations which has now been completed. The Company's annual report on Form 10-K should be filed on or prior to July 14, 1999 (the grace period under SEC Rule 12b-25).

The Company expects to report a substantial loss for its June quarter because of seasonally low sales, inventory and expense writeoffs pertaining to Rocket eBook, and severance and other charges relating to the Company's restructuring and closing of certain foreign subsidiaries. The Company expects to report a modest profit during the balance of the current fiscal year, primarily as a result of the substantial reductions made by management in operating expenses, including a 15% reduction in personnel, as part of the first quarter restructuring. Management's belief is based on the positive reception accorded by its retailers to the upgraded reference and ROLODEX(R) Electronics product lines which began to ship in the last two weeks of June 1999.

As a result of its loss during the fourth quarter, the Company is in default under its Note Agreements. The Company has been negotiating a necessary restructuring of its Note Agreements in light of the fourth quarter loss and the expected loss during the first quarter of its current fiscal year. As a result, the notes payable are expected to be classified as short-term indebtedness on the March 31, 1999 balance sheet.

Franklin Electronic Publishers, Inc. is the worldwide market leader in handheld electronic books, including the popular BOOKMAN(R) series. The Company is also the exclusive producer and distributor of ROLODEX(R) Electronics brand personal information management products and the REX(R) PC Companion. Franklin has sold more than 17,000,000 electronic books and currently publishes more than 200 titles, including dictionaries and bilingual dictionaries; encyclopedias; Bibles; entertainment titles; education and tutorial publications; and medical reference works. Franklin products, available in twelve languages, are sold in 45,000 retail outlets worldwide and through catalogs. More information about Franklin can be found at http://www.franklin.com.

The Company has sales and distribution subsidiaries in the United Kingdom, France, Germany, the Benelux countries, Canada, Australia, and Mexico, and production management offices in Tokyo and Hong Kong.

ROLODEX(R) is a registered trademark of Berol Corporation, a subsidiary of Newell Rubbermaid, Inc. Rocket eBook(TM) is a trademark of NuvoMedia, Inc.

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Except for the historical information contained herein, the matters discussed throughout this release, including, but not limited to, those that are stated as Franklin's belief or expectation or preceded by the word "should" are forward looking statements that involve risks to and uncertainties in Franklin's business, including, among other things, the timely availability and acceptance of new electronic reference products, organizers, and computer companion products, changes in technology, the impact of competitive electronic products, the management of inventories, Franklin's dependence on third party component suppliers and manufacturers, including those that provide Franklin-specific parts, and other risks and uncertainties that may be detailed from time to time in Franklin's reports filed with the Securities and Exchange Commission.
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                            (Financial Tables Follow)

                      FRANKLIN ELECTRONIC PUBLISHERS, INC.
                      (in thousands, except per share data)

                                                Year Ended March 31,
                                             -------------------------
                                                1999            1998
                                             ---------       ---------
Sales                                        $ 103,793       $ 100,240

Net Income (Loss)                            $ (30,191)      $   1,429

Net Income (Loss) Per Share
   Basic                                     $   (3.81)      $     .18
   Diluted                                   $   (3.81)      $     .18

Weighted Average Shares
    Basic                                        7,923           8,069
    Diluted                                      7,923           8,156

                                            Three Months Ended March 31,
                                             -------------------------
                                                1999            1998
                                             ---------       ---------

Sales                                        $  16,161       $  21,828

Net Income (Loss)                            $ (21,417)      $    (867)

Net Income (Loss) Per Share
   Basic                                     $   (2.73)      $    (.11)
   Diluted                                   $   (2.73)      $    (.11)

Weighted Average Shares
    Basic                                        7,832           8,071
    Diluted                                      7,832           8,168

                                      # # #

June 29, 1999